                                                                   EXHIBIT 99.4

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Weeks Corporation:


We have audited the accompanying consolidated balance sheets of Weeks Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995, and for the period from August 24, 1994 to December 31, 1994. We have also audited the combined statements of operations, owners' deficit and cash flows of Weeks Group for the period from January 1, 1994 to August 23, 1994. These financial statements and schedule are the responsibility of the management of Weeks Corporation. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weeks Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 and for the period from August 24, 1994 to December 31, 1994, and the results of operations and the cash flows of Weeks Group for the period from January 1, 1994 to August 23, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                              ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 21, 1997

                 WEEKS CORPORATION CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)                                   Dec. 31, 1996         Dec. 31, 1995
------------------------------------------------------------------------------------------------------------
ASSETS
Real estate assets
  Land                                                              $      77,233         $     40,100
  Buildings and improvements                                              450,002              253,414
  Accumulated depreciation                                                (41,469)             (29,889)
------------------------------------------------------------------------------------------------------------
     Operating real estate assets                                         485,766              263,625
  Developments in progress                                                 56,571               21,448
  Land held for future development                                          9,035                4,801
------------------------------------------------------------------------------------------------------------
     Net real estate assets                                               551,372              289,874
Real estate development loans                                               9,455                1,309
Direct financing lease, net                                                 5,136                5,229
Cash and cash equivalents                                                     260                  982
Receivables, net                                                            5,858                4,544
Deferred costs, net                                                        10,286                9,457
Investments in and notes receivable from
     unconsolidated subsidiaries                                            7,760                7,751
Other assets                                                                1,722                1,295
------------------------------------------------------------------------------------------------------------
                                                                    $     591,849         $    320,441
============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage notes payable                                              $     197,575         $    113,022
Bank credit facility borrowings                                            99,400               34,283
Accounts payable and accrued expenses                                       9,970                7,783
Other liabilities                                                           2,963                1,741
------------------------------------------------------------------------------------------------------------
  Total liabilities                                                       309,908              156,829
------------------------------------------------------------------------------------------------------------
Minority interests in Operating Partnership                                68,230               30,663
------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 14)
Shareholders' equity
  Common stock, $0.01 par value; 100,000,000 shares
     authorized; 14,048,593 and 11,155,704 shares issued
     and outstanding at December 31, 1996 and 1995, respectively              140                  112
  Preferred stock, $0.01 par value; 20,000,000 shares
     authorized; none issued                                                   --                   --
  Additional paid-in capital                                              267,634              191,259
  Accumulated deficit                                                     (54,063)             (58,422)
------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                           213,711              132,949
------------------------------------------------------------------------------------------------------------
                                                                    $     591,849         $    320,441
============================================================================================================

The accompanying notes are an integral part of these balance sheets.

            WEEKS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
               AND WEEKS GROUP COMBINED STATEMENT OF OPERATIONS

                                                                   Weeks Corporation                   Weeks Group
                                                   -----------------------------------------------    -------------
                                                       Year Ended      Year Ended      Aug. 24 to       Jan. 1 to
(In thousands, except per share data)                 Dec. 31, 1996   Dec. 31, 1995   Dec. 31, 1994   Aug. 23, 1994
-------------------------------------------------------------------------------------------------------------------
REVENUE
  Rental                                              $48,162         $31,217         $ 8,144         $10,937
  Tenant reimbursements                                 4,517           2,798             733             977
  Direct financing lease                                  768             776             277             504
  Other                                                   436             480             158             107
  Development and construction fees                        --              --              --             990
  Landscape                                                --              --              --           2,169
  Property management fees                                 --              --              --             425
  Commissions                                              --              --              --             429
-------------------------------------------------------------------------------------------------------------------
                                                       53,883          35,271           9,312          16,538
-------------------------------------------------------------------------------------------------------------------
EXPENSES
  Property operating and maintenance                    6,025           3,899             979           1,747
  Real estate taxes                                     4,725           2,997             735             974
  Depreciation and amortization                        13,474           8,177           2,098           2,920
  Interest                                             11,779           8,106           1,958           6,682
  Amortization of deferred financing costs                864             691             252             322
  General and administrative                            3,039           1,848             472           1,514
  Labor and materials                                      --              --              --           1,954
-------------------------------------------------------------------------------------------------------------------
                                                       39,906          25,718           6,494          16,113
-------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED
  ENTITIES AND INTEREST INCOME                         13,977           9,553           2,818             425
  Equity in earnings of unconsolidated entities         1,340           1,220             692              91
  Interest income                                         492             334             224              --
-------------------------------------------------------------------------------------------------------------------
INCOME BEFORE MINORITY INTERESTS
  AND EXTRAORDINARY LOSS                               15,809          11,107           3,734             516
  Minority interests                                   (3,064)         (2,681)           (943)             --
-------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                       12,745           8,426           2,791             516
  Extraordinary loss, net of minority interests            --              --          (1,993)             --
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                            $12,745         $ 8,426         $   798         $   516
===================================================================================================================
PER SHARE DATA
  Income before extraordinary loss                      $1.11           $1.03           $0.36
  Extraordinary loss                                       --              --           (0.26)
-------------------------------------------------------------------------------------------------------------------
  Net income                                            $1.11           $1.03           $0.10
===================================================================================================================
  Weighted average shares outstanding                  11,512           8,171           7,675
===================================================================================================================

  The accompanying notes are an integral part of these financial statements.

       WEEKS CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             AND WEEKS GROUP COMBINED STATEMENT OF OWNERS' DEFICIT

                                                                         Additional
                                                          Common          Paid-in         Accumulated
(In thousands, except per share amounts)                  Stock           Capital            Deficit          Total
------------------------------------------------------------------------------------------------------------------------
OWNERS' DEFICIT, DECEMBER 31, 1993                        $  --        $      --          $(24,197)          $(24,197)
  Capital distributions, net                                 --               --            (1,571)            (1,571)
  Net income                                                 --               --               516                516
------------------------------------------------------------------------------------------------------------------------
OWNERS' DEFICIT, AUGUST 23, 1994                             --               --           (25,252)           (25,252)
  Initial public offering of common stock, net of
     underwriting discount and offering costs
     of $14,543                                              77          118,205                --            118,282
  Private placement of shares                                --              289                --                289
  Acquisition of property interests of non-controlled
     entities for Units in Operating Partnership             --               --             8,053              8,053
  Distributions to controlling interests                     --               --            (2,547)            (2,547)
  Adjustment for minority interest of Unitholders
     in Operating Partnership at initial offering date       --               --           (25,002)           (25,002)
  Dividends ($0.15 per share)                                --               --            (1,151)            (1,151)
  Net income                                                 --               --               798                798
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1994                      77          118,494           (45,101)            73,470
  Public offering of common stock, net of
     underwriting discount and offering costs
     of $4,825                                               35           72,765                --             72,800
  Adjustments primarily for minority interest of
     Unitholders in Operating Partnership upon
     public offering and upon conversions of Units
     into shares                                             --               --           (10,234)           (10,234)
  Dividends ($1.50 per share)                                --               --           (11,513)           (11,513)
  Net income                                                 --               --             8,426              8,426
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1995                     112          191,259           (58,422)           132,949
  Public offering of common stock, net of
     underwriting discount and offering costs
     of $3,843                                               26           68,506                --             68,532
  Acquisition consideration                                   2            7,122                --              7,124
  Exercise of stock options                                  --              706                --                706
  Dividend reinvestment plan                                 --               41                --                 41
  Adjustments for minority interest of Unitholders
     in Operating Partnership upon public offering
     and upon issuance of additional shares and Units        --               --             9,474              9,474
  Dividends ($1.60 per share)                                --               --           (17,860)           (17,860)
  Net income                                                 --               --            12,745             12,745
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1996                    $140         $267,634          $(54,063)          $213,711
========================================================================================================================

 The accompanying notes are an integral part of these financial statements.

            WEEKS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
               AND WEEKS GROUP COMBINED STATEMENT OF CASH FLOWS

                                                                                   Weeks Corporation                   Weeks Group
                                                                    -----------------------------------------------   --------------
                                                                       Year Ended         Year Ended    Aug. 24 to       Jan. 1 to
(In thousands)                                                       Dec. 31, 1996     Dec. 31, 1995   Dec. 31, 1994   Aug. 23, 1994
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                             $  12,745       $   8,426        $    798        $    516
  Adjustments to reconcile net income to net cash
    provided by operating activities:
   Minority interests                                                        3,064           2,681             943              --
   Depreciation and amortization                                            13,474           8,177           2,098           2,920
   Amortization of deferred financing costs                                    864             691             252             322
   Income from direct financing lease                                         (768)           (776)           (277)           (504)
   Straight-line rent revenue                                                 (475)             19              31             216
   Equity in earnings of partnerships
        and joint ventures                                                      --              --              --             (91)
   Extraordinary loss, net of minority interests                                --              --           1,993              --
  Net change in:
   Receivables                                                                (184)           (734)           (846)           (815)
   Other assets                                                               (659)           (239)          2,643          (4,213)
   Deferred costs                                                           (2,618)         (2,451)         (1,186)           (706)
   Accounts payable and accrued expenses                                     1,366           2,078          (1,411)          1,732
   Other liabilities                                                         1,222             806             531           3,053
   Construction receivables                                                     --              --              --            (109)
   Costs in excess of billings                                                  --              --              --           1,559
   Cash overdraft payable                                                       --              --          (1,615)           (829)
   Billings in excess of costs                                                  --              --              --            (282)
------------------------------------------------------------------------------------------------------------------------------------

  Net cash provided by operating activities                                 28,031          18,678           3,954           2,769
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Property acquisition, development and construction                      (113,056)       (113,870)        (34,599)        (15,593)
  Real estate development loans                                             (8,146)         (1,309)             --              --
  Payments received on direct financing lease                                  861             835             291             520
  Notes receivable collections                                                  18           1,467              --              --
  Notes receivable and deposits                                                 --          (4,540)             --              --
  Distributions from (investments in)
   unconsolidated entities                                                      --             290          (3,840)            120
------------------------------------------------------------------------------------------------------------------------------------

  Net cash used in investing activities                                   (120,323)       (117,127)        (38,148)        (14,953)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Public offering proceeds                                                  72,375          77,625         132,825              --
  Underwriting discount and offering costs                                  (3,843)         (4,825)        (14,543)             --
  Proceeds from stock option exercises and
    dividend reinvestment plan                                                 747              --              --              --
  Line of credit proceeds (repayments), net                                 65,117          34,283          (9,477)            669
  Proceeds from mortgage notes payable                                          --           5,200          39,000          15,763
  Payments of construction and mortgage notes payable                      (20,075)         (3,650)        (98,180)         (2,162)
  Deferred financing costs                                                    (783)           (133)         (3,444)           (470)
  Dividends to shareholders                                                (17,860)        (11,513)         (1,151)             --
  Distributions to minority interests                                       (4,108)         (3,890)           (388)             --
  Debt prepayment penalties                                                     --              --          (2,180)             --
  Private placement proceeds                                                    --              --             289              --
  Distributions to Weeks Group owners, net                                      --              --          (2,399)         (1,571)
------------------------------------------------------------------------------------------------------------------------------------

  Net cash provided by financing activities                                 91,570          93,097          40,352          12,229
------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (722)         (5,352)          6,158              45
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 982           6,334             176             131
------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $     260       $     982        $  6,334        $    176
====================================================================================================================================


  The accompanying notes are an integral part of these financial statements.

                       WEEKS CORPORATION AND WEEKS GROUP

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS


1.   DESCRIPTION OF BUSINESS

     Weeks Corporation and its subsidiaries own, operate, develop, construct, acquire and manage industrial and suburban office buildings in the southeast United States. As used herein, the term "Company" includes Weeks Corporation and its subsidiaries, including Weeks Realty, L.P. (the "Operating Partnership"), unless the context indicates otherwise. The Company, through its wholly owned subsidiaries, is the general partner and owns a majority interest in the Operating Partnership which, including the operations of its subsidiaries, conducts substantially all of the on-going operations of the Company. The Company has elected to qualify and operate as a self-administered and self-managed real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company will not generally be subject to corporate federal income taxes as long as it satisfies certain technical requirements of the Code relating to the composition of its income and assets, and the requirement to distribute 95% of its taxable income to its shareholders.

     As of December 31, 1996, the Company had outstanding 14,048,593 shares of common stock and owned the same number of units of partnership interest ("Units") in the Operating Partnership representing a 75.8% ownership interest in the Operating Partnership. Units held by persons other than the Company totaled 4,485,190 as of December 31, 1996, and represented a 24.2% minority interest in the Operating Partnership. Units are convertible by their holders into shares of common stock on a one-for-one basis, or into cash, at the Company's option. The Company's weighted average ownership interest in the Operating Partnership was 80.6% and 75.9% for the years ended December 31, 1996 and 1995, respectively.

     The Company conducts its third-party service businesses through two subsidiaries (the "Subsidiaries"): Weeks Realty Services, Inc. conducts third-party landscape, property management and leasing services, and Weeks Construction Services, Inc. conducts third-party construction services. The Company holds 100% of the nonvoting and 1% of the voting common stock of these Subsidiaries. The remaining voting common stock is held by three executive officers of the Company. The ownership of the common stock of the Subsidiaries entitles the Company to substantially all (99%) of the economic benefits from the results of the Subsidiaries' operations.

     On August 24, 1994, the Company completed a business combination and an initial public offering ("IPO") of common stock resulting in the organizational and operating structure discussed above. The Company and its subsidiaries succeeded to substantially all of the interests in certain land and industrial and suburban office buildings under common ownership and to the development, construction, landscape and management businesses of the predecessors to the Company referred to herein as the "Weeks Group."

     As of December 31, 1996, the Company owned 168 industrial properties, 17 suburban office properties and three retail properties comprising 13.0 million square feet. The Company's primary markets and the concentration of the Company's portfolio (based on square footage) are Atlanta, Georgia (74%), Nashville, Tennessee (11%), Raleigh-Durham-Chapel Hill, North Carolina (9%), Orlando, Florida (3%), and Spartanburg, South Carolina (3%). In addition, 24 industrial and suburban office properties and two property expansions were under development or in lease-up at December 31, 1996, comprising an additional 3.0 million square feet.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the consolidated financial position of the Company and its subsidiaries at December 31, 1996 and 1995, and their results of operations for the years ended December 31, 1996 and 1995 and for the period from August 24, 1994 to December 31, 1994. Subsequent to the IPO, the Subsidiaries are reflected in the accompanying consolidated financial statements on the equity method of accounting as discussed below. The accompanying historical results of operations of Weeks Group for the period from January 1, 1994 to August 23, 1994, represent the operations of certain industrial and suburban office properties controlled by the predecessors to the Company through real estate partnerships and affiliated entities which provided development, construction, landscape, and property management services for the partnerships and third parties. The historical results of operations of Weeks Group are presented on a combined basis because these entities were under common ownership and control and were the subject of a business combination in connection with the IPO. All significant intercompany balances and transactions have been eliminated in the consolidated and combined financial statements.

     REAL ESTATE ASSETS

     Real estate assets are stated at depreciated cost. Major improvements and replacements are capitalized and depreciated over their estimated useful lives when they extend the useful life, increase capacity or improve efficiency of the related asset. All other repairs and maintenance are expensed as incurred. Costs related to the acquisition, planning, development and construction of buildings and improvements, including interest, property taxes and insurance and allocated overhead costs incurred during the construction period, are capitalized.

     The Company adopted Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" in the fourth quarter of 1995. SFAS 121 established new standards on how impairment losses on long-lived assets, including real estate assets, should be measured. The implementation of SFAS 121 had no impact on the Company's 1996 and 1995 consolidated financial statements.

     Depreciation is calculated using the straight-line method, generally over 35 years, for buildings and improvements. Tenant improvements are capitalized and depreciated using the straight-line method over the term of the related lease.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and highly liquid investments, consisting primarily of money market accounts, with original maturities of three months or less.

     REVENUE RECOGNITION

     All leases, other than the lease discussed in Note 3, are classified as operating leases and the related rental income is recognized on a straight-line basis over the terms of the respective leases. Straight-line rent receivables totaled $3,023,000 and $2,548,000 at December 31, 1996 and 1995, respectively. Tenant reimbursements for property taxes and other recoverable expenses are recognized as revenues in the period the applicable expenses are incurred.

     Revenues for development, construction, landscape, property management and leasing services provided by the Subsidiaries, and Weeks Group prior to the IPO, are recognized over the period during which the related services were rendered.

     DEFERRED COSTS

     Costs incurred to procure operating leases and in conjunction with financing arrangements are capitalized and amortized on a straight-line basis over the terms of the related lease or loan arrangements. Unamortized lease and financing costs are written off upon the early termination of the related lease or loan agreement.

     INVESTMENTS IN UNCONSOLIDATED ENTITIES

     Effective for years ended December 31, 1995 and thereafter, the Company changed its method of accounting for the Subsidiaries to the equity method in accordance with Emerging Issues Task Force Issue No. 95-6, "Accounting by a Real Estate Investment Trust for an Invesment in a Service Corporation." For the period from August 24, 1994 to December 31, 1994, the Subsidiaries were accounted for on the cost method. The consolidated financial statements of the Company were not restated for periods prior to January 1, 1995 as the impact of this change was not material.

     INTEREST RATE SWAP AGREEMENTS

     The Company uses interest rate swap arrangements to manage its exposure to interest rate changes. Such arrangements are considered hedges of specific borrowings, and differences paid and received under the swap arrangements are recognized as adjustments to interest expense.

     INCOME TAXES

     The Company has elected to be taxed as a REIT under the Code for all periods subsequent to August 24, 1994. As a REIT, the Company will not generally be subject to corporate level federal income taxes as long as it satisfies certain technical requirements of the Code relating to the composition of its income and assets, and the requirement that it distribute 95% of its taxable income to its shareholders. In any event, the Company may be subject to certain state and local taxes and to federal income and excise taxes on its undistributed income. If the Company fails to qualify as a REIT under the Code, it will be subject to federal income taxes at regular corporate tax rates in such year of disqualification.

     The Subsidiaries of the Company, which conduct the related construction, landscape, property management and leasing service businesses, are taxed as regular taxable corporations. The impact of income taxes, if any, reduces the amount of Subsidiary earnings otherwise recognized by the Company under the equity method. For the years ended December 31, 1996 and 1995 and for the period August 24, 1994 to December 31, 1994, the impact of the Subsidiaries' income taxes and their related tax attributes were not material to the accompanying consolidated financial statements.

     Weeks Group is a combination of legal entities, primarily partnerships and subchapter S corporations, not subject to federal and state income taxes. Accordingly, no income taxes have been provided for in the accompanying combined financial statements of Weeks Group. The individual partners and subchapter S corporation shareholders included their respective share of profits and losses from these entities in their individual income tax returns. There could be significant differences between each individual owner's tax basis and their proportionate share of the net assets reported in the financial statements. SFAS No. 109, "Accounting for Income Taxes," requires a public enterprise to disclose the aggregate difference in the basis of its net assets for financial and tax reporting purposes. However, Weeks Group does not have access to information about each individual owner's tax attributes in Weeks Group, and the aggregate tax bases cannot be readily determined. In any event, management does not believe that, with respect to Weeks Group, the aggregate difference would be meaningful information.

     DIVIDENDS

     The Company declared and paid dividends of $17,860,000 or $1.60 per share, $11,513,000 or $1.50 per share and $1,151,000 or $0.15 per share in 1996,
     1995 and 1994, respectively. The Company's 1996 dividends are estimated to be 95% taxable to the Company's shareholders as ordinary income with the remaining 5% representing a return of capital. The 1995 and 1994 dividends were 100% taxable to the Company's shareholders as ordinary income. Additionally, Unitholders of the minority interests in the Operating Partnership received cash distributions totaling $4,108,000 or $1.60 per Unit, $3,890,000 or $1.50 per Unit and $388,000 or $0.15 per Unit in 1996,
     1995 and 1994, respectively. In January 1997, the Company declared and paid dividends and made distributions of $6,043,000 or $0.43 per share and $1,446,000 or $0.43 per Unit relating to fourth quarter 1996 operating results.

     PER SHARE DATA

     Net income per share is calculated using the weighted average number of common shares outstanding of 11,512,000 in 1996, 8,171,000 in 1995 and 7,675,000 for the period from August 24, 1994 to December 31, 1994. The impact of outstanding stock options was not dilutive in any period. An assumed conversion of Units into common stock would not affect net income per share.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

     RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the 1996 presentation.

3.   DIRECT FINANCING LEASE

     The Company holds an investment in a 15-year direct financing lease with the tenant of a build-to-suit facility in Atlanta, Georgia. The lease agreement, which commenced in June 1992, provides the tenant the option to acquire the facility and associated land on the tenth anniversary of lease commencement for $3,766,000 plus any prepayment penalty due on the mortgage note encumbering the property. The lease also provides for the transfer of the property to the tenant upon lease termination if the early buyout option is not exercised. The components of the investment in the direct financing lease are as follows (in thousands):

                                    Dec. 31, 1996   Dec. 31, 1995
     -----------------------------------------------------------------
     Future minimum rentals               $10,378         $11,239
     Less unearned income                  (5,242)         (6,010)
     -----------------------------------------------------------------
     Direct financing lease, net          $ 5,136         $ 5,229
     -----------------------------------------------------------------

     Future minimum rentals receivable under the lease as of December 31, 1996, assuming the lessee exercises its buyout option after year ten are $886,000 in 1997, $913,000 in 1998, $940,000 in 1999, $968,000 in 2000, $998,000 in
     2001 and $4,188,000 through June 2002. Minimum annual rentals will be $1,050,000 during the remaining five years of the lease, if the tenant does not exercise the buyout option.


4    DEFERRED COSTS

     Deferred costs consist of the following (in thousands):

                                      Dec. 31, 1996   Dec. 31, 1995
     -----------------------------------------------------------------
     Deferred lease costs                   $12,781         $11,246
     Deferred financing costs                 3,870           3,576
     -----------------------------------------------------------------
                                             16,651          14,822
     Less accumulated amortization           (6,365)         (5,365)
     -----------------------------------------------------------------
                                            $10,286         $ 9,457
     -----------------------------------------------------------------

5.   BORROWINGS

     The Operating Partnership, the Subsidiaries and Weeks Development Partnership (Note 7), as co-borrowers, entered into a new $175 million syndicated revolving credit facility (the "Credit Facility") with four banks in 1996. The Credit Facility is unsecured and can be used for development and construction, acquisitions and general corporate purposes. Each co-borrower is liable for its own borrowing; however, the entire Credit Facility is guaranteed by the Company. Additionally, the Company and the co-borrowers are required to meet certain financial and non-financial covenants including limitations on secured borrowings and a restriction on the amount of dividends and distributions to not more than 95% of funds from operations, a REIT industry measure of operating performance, unless additional amounts are necessary to maintain the Company's REIT status under the Code. The Credit Facility matures on December 31, 1999 and may be extended annually through December 31, 2002, subject to an annual extention fee of 0.125%. The Credit Facility replaced the Company's previous single-bank revolving line of credit.

     The Credit Facility provides for advances of up to $175 million, subject to certain covenants, including those governing the Company's maximum unsecured borrowings and total leverage. Maximum available advances, governed by the existing covenants, currently total $175 million. Credit Facility borrowings are detailed as follows (in thousands):

                                           Dec. 31, 1996  Dec. 31, 1995
     ---------------------------------------------------------------------
     Operating Partnership                     $ 99,400        $34,283
     Weeks Construction Services, Inc.               --          3,210
     Weeks Development Partnership                2,085            927
     Weeks Realty Services, Inc.                  1,510            100
     ---------------------------------------------------------------------
                                               $102,995        $38,520
     ---------------------------------------------------------------------

     Interest under the Credit Facility accrues at bank prime minus 0.25% or at LIBOR plus 1.35% at the election of the co-borrowers. The weighted average interest rate on Credit Facility borrowings, exclusive of the impact of the interest rate swaps discussed below, was 6.94% and 7.32% at December 31, 1996 and 1995, respectively. Fees on the unused portion of the Credit Facility are 0.20%.

     In July 1996, the Company entered into three interest rate swap agreements with a commercial bank to effectively change the interest costs on $50,000,000 of Credit Facility borrowings from the variable rates discussed above to fixed rates. The agreements, with notional principal amounts of $10,000,000, $10,000,000 and $30,000,000, terminate in July 1998, July
     1999, and July 2001 with effective fixed interest rates of 7.72%, 7.89% and 8.14%, respectively.

     Mortgage notes payable at December 31, 1996 and 1995, specifically listed for notes with outstanding balances in excess of $10 million, consist of the following (in thousands):

                                                               Dec. 31, 1996     Dec. 31, 1995
     ------------------------------------------------------------------------------------------
     FIXED RATE
     Mortgage note, interest only at 7.13%,
     due in 1999                                                  $ 38,000          $ 38,000
     Three mortgage notes, interest only at 7.75%,
     due in 1998                                                    31,170            31,170
     Mortgage note, principal and interest at 9.24%,
     due in 2005                                                    16,028                --
     Mortgage note, principal and interest at 8.10%,
     due in 2006                                                    12,278                --
     Mortgage note, interest only at 7.625%, due in 2000            10,300            10,300
     Other mortgage notes (20 at December 31, 1996),
     principal and interest at 6.71% to 9.80%,
     due in 1998 to 2006                                            83,956            27,663
     VARIABLE RATE
     Industrial revenue bonds, interest at 4.15% to 6.45%
     at December 31, 1996, due in 2004 and  2010                     5,843             5,889
     ------------------------------------------------------------------------------------------
                                                                  $197,575          $113,022
     ------------------------------------------------------------------------------------------

     At December 31, 1996 and 1995, fixed rate mortgage notes payable included 27 notes with a weighted average interest rate of 7.98% and 12 notes with a weighted average interest rate of 7.58%, respectively. The weighted average term to maturity of fixed rate mortgage notes payable was 5.1 years at December 31, 1996. Fixed rate mortgage indebtedness increased by $84,553,000 in 1996 due to the assumption of 16 notes totaling $89,535,000 in conjunction with the NWI and Lichtin acquisition transactions (Note 8), net of principal repayments. The weighted average interest rate on the assumed fixed rate indebtedness was approximately 8.50%. Certain Company officers and Unitholders guarantee a portion of fixed rate mortgage notes.

     Variable rate industrial revenue bonds include two separate arrangements. One bond issue with an outstanding balance of $5,140,000 was refunded in 1996 through the issuance of tax-exempt adjustable-rate bonds with interest at rates equivalent to short-term tax-exempt Aa2 rated securities. The second bond issue accrues interest at 78% of the prime lending rate. Weighted average interest rates under these arrangements were 4.43% and 7.63% at December 31, 1996 and 1995, respectively. The bonds are supported by letters of credit totaling $5,345,000.

     Scheduled maturities of mortgage notes payable, at December 31, 1996, are summarized as follows (in thousands):

          Year                   Amount
         ----------------------------------
          1997                   $  2,035
          1998                     39,196
          1999                     48,440
          2000                     21,329
          2001                     10,682
          2002 and thereafter      75,893
         ----------------------------------
                                 $197,575
         ----------------------------------

     Net real estate assets totaling $265,235,000 and $127,228,000 at December 31, 1996 and 1995, respectively, are pledged as collateral under mortgage notes payable. Interest capitalized for the years ended December 31,1996 and 1995, and for the period from January 1, 1994 to August 23, 1994, totaled $2,358,000, $1,198,000, and $89,000, respectively.

     The extraordinary loss of $2,667,000 ($1,993,000 net of minority interests) during the period from August 24, 1994 to December 31, 1994 resulted from mortgage loan prepayment penalties of $2,180,000 and the write-off of deferred financing costs of $487,000 related to the early retirement of debt from the proceeds of the IPO.

6.   REAL ESTATE DEVELOPMENT LOANS

     As part of certain joint development agreements entered into with third parties, and upon the approval of joint development projects, the Company lends funds on a secured basis to develop and construct certain properties and can be required by its development partners to acquire the properties upon their completion based on the terms specified in the development agreements, generally at prices equal to the greater of capitalized costs or the property's net operating income capitalized at specified capitalization rates, as defined. Additionally, the Company has options to acquire the properties upon substantial lease-up of the buldings. At December 31, 1996, the Company had funded $7,645,000 under development loan agreements relating to three industrial buildings under development in Atlanta, Georgia. Total loan commitments from the Company for the three approved projects are approximately $11,741,000. Loans under these agreements are secured by the industrial buildings under development, bear interest at rates ranging from LIBOR plus 2.35% to LIBOR plus 2.50%, and mature from August 1998 to March 1999.

     Additionally, at December 31, 1996, the Company had a real estate development loan to an affiliated joint venture with an outstanding balance of $1,810,000 ($1,309,000 at December 31, 1995). The total loan commitment is $2,360,000 and the loan is secured by an industrial building. Interest accrues at 9% and the loan matures in March 1998. The Company has an option to acquire the property upon substantial lease-up of the building.

7.   INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED ENTITIES

     The Company conducts third-party construction, landscape, property management and leasing service businesses through the Subsidiaries. Through Weeks Development Partnership ("Weeks Development"), wholly owned by the Subsidiaries, the Subsidiaries also own land in various business parks, either directly or through ownership interests in real estate partnerships and joint ventures. The Company and Weeks Group developed and own operating properties in these business parks. The Company intends, based on market conditions, to acquire land from Weeks Development and its affiliated partnerships and joint ventures for the development of future operating properties. As discussed in Note 2, these Subsidiaries are accounted for on the equity method of accounting. Under the equity method, the Company recognizes, in its consolidated statements of operations, its economic share (99%) of the Subsidiaries' earnings and losses.

     The following information summarizes the financial position, results of operations and cash flows of the Subsidiaries and Weeks Development on a combined basis for the years ending December 31, 1996 and 1995, and for the period from August 24, 1994 to December 31, 1994, and selected operating data of Weeks Group for the period from January 1, 1994 to August 23, 1994. The operating data of Weeks Group is included in the combined financial statements of Weeks Group (Note 2) but is also reflected below for comparison purposes (in thousands):

     FINANCIAL POSITION                          Dec. 31, 1996   Dec. 31,1995
     ------------------------------------------------------------------------
     ASSETS
     Real estate assets, principally land             $ 7,200         $ 7,012
     Investments in real estate partnerships
       and joint ventures                               3,025           3,417
     Receivables and other assets                      13,113          10,892
     -------------------------------------------------------------------------
                                                      $23,338         $21,321
     -------------------------------------------------------------------------
     LIABILITIES AND EQUITY
     Notes payable to Company                         $10,921         $10,939
     Credit facility borrowings                         3,595           4,237
     Other borrowings                                   1,261           1,828
     Other liabilities                                 10,725           7,505
     Total equity                                      (3,164)         (3,188)
     -------------------------------------------------------------------------
                                                      $23,338         $21,321
     -------------------------------------------------------------------------

     The notes payable to the Company accrue interest at 12%, payable annually, and mature in 2004. The notes are secured by land and by Weeks Development's interests in real estate partnerships and joint ventures. The operations of the Subsidiaries and Weeks Development are financed, as necessary, through direct borrowings under the Credit Facility.

     At December 31, 1996, the Company's investment in and notes receivable from the Subsidiaries totaling $7,760,000 includes notes receivable from the Subsidiaries of $10,921,000 and the Company's investment in the Susidiaries of ($3,161,000).

                                                              Subsidiaries                  Weeks Group
                                           ---------------------------------------------   -------------
                                             Year ended      Year ended      Aug. 24 to    Jan. 1 to
                                           Dec. 31, 1996   Dec. 31, 1995   Dec. 31, 1994   Aug. 23,1994
     ---------------------------------------------------------------------------------------------------
     RESULTS OF OPERATIONS:
     REVENUE
     Construction and development
         fees                                   $ 2,233         $ 1,483         $   636      $  990
     Landscape                                    5,035           3,854           1,054       2,169
     Property management fees                       193             498             196         425
     Commissions                                    448             582             316         429
     Other                                          316             191              25          --
     ---------------------------------------------------------------------------------------------------
                                                  8,225           6,608           2,227
     ---------------------------------------------------------------------------------------------------
     COSTS AND EXPENSES
     Direct costs                                 4,327           3,504           1,034       1,954
     Interest expense - Company                   1,314           1,326             468          --
     Interest expense - third parties               365             295              --          --
     General and administrative                   1,694           1,518             555         802
     Other                                          498             173              16          --
     ---------------------------------------------------------------------------------------------------
                                                  8,198           6,816           2,073
     ---------------------------------------------------------------------------------------------------
     Equity in earnings of partnerships
          and joint ventures                         (1)            101              72
     ---------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                          $    26         $  (107)        $   226
     ---------------------------------------------------------------------------------------------------
     Net income (loss) attributable
          to Company                            $    26         $  (106)        $   224
     Interest expense - Company                   1,314           1,326             468
     ---------------------------------------------------------------------------------------------------
     Equity in earnings of Subsidiaries         $ 1,340         $ 1,220          $  692
     ---------------------------------------------------------------------------------------------------
     Distributions and interest
          paid to the Company                   $ 1,313         $ 1,510         $   692
     ---------------------------------------------------------------------------------------------------
     CASH FLOWS:
     ---------------------------------------------------------------------------------------------------
     Operating activities                       $ 4,460         $ 1,529         $(2,401)
     Investing activities                        (2,540)         (2,786)           (553)
     Financing activities                          (487)          1,190           3,121

8.   ACQUISITIONS

     On November 1, 1996, the Company completed the first phase of an acquistion of a 2.2 million square foot, 23 building industrial portfolio located in Nashville, Tennessee, owned and managed by NWI Warehouse Group, L.P. and its affiliates ("NWI"). The first phase of the transaction was comprised of the acquisition of 17 industrial buildings and the combination of NWI's business operations, management and employees with those of the Company, for aggregate acquisition consideration of approximately $71.1 million including closing costs and acquisition expenses. Acquisition consideration was comprised of the assumption of approximately $42.0 million of mortgage debt, the issuance of approximately $27.5 million of Units in the Operating Partnership (at a price of $25.00 per Unit), and the funding of closing costs and acquisition expenses of approximately $1.6 million through Credit Facility borrowings. In 1996, subsequent to the initial closing, the Company acquired 45 net usable acres of undeveloped land for aggregate consideration, consisting solely of Units in the Operating Partnership, of approximately $6.3 million, including reimbursement for certain infrastructure costs. The Company has agreed, subject to updating its due diligence procedures and the completion of properties under development, to acquire six development properties over a 17-month period and to acquire 105 net usable acres of undeveloped land over a period of up to six years. The estimated aggregate acquisition consideration for the remaining assets to be acquired is expected to be comprised primarily of Units in the Operating Partnership and assumed indebtedness that total approximately $47.9 million (subject to adjustment for inflation and actual operating results for certain development properties to be acquired).

     On December 31, 1996, the Company completed the first phase of a separate acquisition of a 2.1 million square foot, 29 building industrial and suburban office portfolio in the Raleigh-Durham-Chapel Hill area of North Carolina, owned and managed by Lichtin Properties, Inc. and its affiliates ("Lichtin"). The first phase of the transaction was comprised of the acquisition of 14 industrial and suburban office buildings and the combination of Lichtin's business operations, management and employees with those of the Company for aggregate acquisition consideration of approximately $90.5 million (including closing costs and acquisition expenses), and approximately 37 net usable acres of undeveloped land and options to acquire an additional 177 net usable acres of undeveloped land for total acquisition consideration of approximately $3.3 million. Acquisition consideration consisted of shares of Company common stock and Units in the Operating Partnership having an aggregate value of approximately $7.1 million and $14.3 million, respectively, (at a price of $25.25 per share and Unit), approximately $8.6 million of cash, the assumption of approximately $47.6 million of mortgage indebtedness, the assumption and repayment of other indebtedness through borrowings under the Company's Credit Facility of approximatley $15.0 million and the funding of closing costs and acquisition expenses of approximately $1.2 million through Credit Facility borrowings. The Company has agreed, subject to due diligence procedures and the completion of properties under development, to acquire 15 completed and under development properties over the ensuing 18-month period and to acquire 64 net usable acres of undeveloped land over the next four years. The estimated aggregate acquisition consideration for the remaining assets to be acquired is expected to be comprised primarily of Units in the Operating Partnership and assumed indebtedness that total approximately $71.7 million (subject to adjustment for the actual operating results for certain completed and development properties to be acquired).

     The NWI and Lichtin acquisitions have been accounted for as purchases and the related acquisition costs have been allocated to the assets acquired and liabilities assumed based on estimates of their fair values.

     The Company's consolidated results of operations for the year ended December 31, 1996, included the operating results of NWI beginning on November 1, 1996, the acquisition date. The unaudited pro forma information below presents the consolidated results of operations as if the initial phases of the NWI and Lichtin acquisitions had occurred at the beginning of the respective periods presented. The unaudited pro forma information is not necessarily indicative of the results of operations of the Company had the acquisitions occurred at the beginning of the periods presented, nor is it necessarily indicative of future results. Additionally, the unaudited pro forma information excludes the impact of the buildings and land to be acquired in future periods from NWI and Lichtin.

     (Unaudited, in thousands, except per share amounts)     Dec. 31, 1996  Dec. 31, 1995
     ------------------------------------------------------------------------------------
     Revenues                                                    $70,954       $49,478
     Net income                                                   10,555         6,226
     Earnings per share                                          $  0.89       $  0.74

     Additionally in 1996, the Company acquired 15 industrial and suburban office buildings totaling approximately 761,000 square feet located primarily in the northeast submarket of Atlanta, Georgia for an aggregate price of $40,102,000, including closing costs and acquisition expenses. The acquisitions were funded through Credit Facility borrowings.

     In 1995, the Company acquired 49 industrial buildings totaling 2,564,000 square feet for an aggregate price of $110,141,000, including closing costs and acquisition expenses. These acquisitions were funded through Credit Facility borrowings and through the assumption of existing mortgage indebtedness of $39,511,000. Four of the acquired buildings totaling 190,000 square feet are located in Orlando, Florida, and the other buildings are located in metropolitan Atlanta, Georgia. In conjunction with two of the property acquisitions, the Company entered into agreements with the sellers to jointly develop additional industrial buildings, as market conditions warrant, on adjacent land controlled by the sellers (Note 6).

9.   SHAREHOLDERS' EQUITY

     In November 1996, the Company completed a public offering of 2,573,333 shares of common stock and received net proceeds of $68,532,000. The proceeds of the offering were used to reduce Credit Facility borrowings. This equity offering was the final drawdown under a $150 million equity shelf registration filed in 1995. In January 1997, the Company completed a new $300 million equity shelf registration. Additionally in 1996, the Company implemented a dividend reinvestment plan and registered 300,000 shares of common stock for future issuance thereunder. In 1996, a total of 1,514 shares of common stock were issued through the dividend reinvestment plan.

     In November 1995, the Company completed a public offering of 3,450,000 shares of common stock and received net proceeds of $72,800,000. The proceeds were used to reduce Credit Facility borrowings. The equity offering was a partial drawdown under the Company's $150 million equity shelf registration filed in 1995. Additionally, in November 1995, Operating Partnership Units totaling 25,602 were converted into 25,602 shares of common stock. The conversion was reflected in the accompanying consolidated financial statements at book value.

10.  LEASING ACTIVITY

     Future minimum rents due under noncancelable operating leases with tenants at December 31, 1996, are as follows (in thousands):

          Year                    Amount
          --------------------------------
          1997                   $ 65,003
          1998                     54,685
          1999                     44,004
          2000                     32,808
          2001                     24,779
          2002 and thereafter      62,518
          --------------------------------
                                 $283,797
          --------------------------------

11.  RELATED-PARTY TRANSACTIONS

     At December 31, 1996 and 1995, receivables included $465,000, due from the Subsidiaries, relating to accrued interest (payable annually) on the Subsidiaries' notes. At December 31, 1996 and 1995, accounts payable and accrued expenses included $154,000 and $1,395,000, respectively, due to the Subsidiaries.

     In periods subsequent to the IPO, the Subsidiaries have provided development, construction, landscape, property management and leasing services to affiliated partnerships and joint ventures. Prior to the IPO, those services were provided by Weeks Group. Total revenues for such services to related parties of the Subsidiaries and Weeks Group were (in thousands):

                                                           Subsidiaries                    Weeks Group
                                             -------------------------------------------  -------------
                                              Year ended     Year ended     Aug. 24 to       Jan. 1 to
                                             Dec. 31, 1996  Dec. 31, 1995  Dec. 31, 1994   Aug. 23, 1994
     ---------------------------------------------------------------------------------------------------
     Construction and development fees           $  678         $  418           $142         $658
     Landscape                                      271            423             81          183
     Commissions                                     94            169            156          148
     ---------------------------------------------------------------------------------------------------
                                                 $1,043         $1,010           $379         $989
     ---------------------------------------------------------------------------------------------------

     The controlling partners of Weeks Group historically utilized their capital accounts in the various Weeks Group entities similar to a clearing account whereby they regularly made contributions and received distributions. Since the contributions and distributions did not necessarily reflect the economic cash flows or cash needs of Weeks Group, management believes that, in Weeks Group's circumstances, the separation of contributions or distributions made in periods prior to the IPO would not provide meaningful information. Therefore, such amounts are reported net in the accompanying Weeks Group financial statements.

12.  INCENTIVE STOCK PLAN

     The Company has an Incentive Stock Plan (the "Plan") under which shares of Company common stock have been reserved for the issuance of options and restricted stock. Total shares reserved for issuance under the Plan were increased by 390,000 shares in 1996, to a total of 1,000,000 shares, as approved by the shareholders in May 1996. Participants in the Plan may be officers and employees of the Company, its Subsidiaries or designated affiliates, as well as Company directors. The exercise price of all options under the Plan is not less than the fair market value of the Company's common stock on the date of grant and such options may be exercised for periods up to ten years.

     In 1995, SFAS 123, "Accounting for Stock-Based Compensation" was issued requiring the Company either to continue its current accounting for stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25 or elect the fair value-based method of accounting prescribed by SFAS 123. The Company elected to continue to account for stock-based compensation under APB No. 25 and has implemented the additional disclosure requirements prescribed by SFAS 123 and such disclosures are included below.

     Under SFAS 123, the fair value of stock options granted in 1996 and 1995 has been estimated using a binomial option pricing model with the following weighted average assumptions for grants in 1996 and 1995, respectively: risk free interest rates of 5.7% and 5.8%, expected option lives of five years for options granted in both years, expected volatility of 16.5% for both years and expected dividend yields of 5.7% and 6.2%. Using these assumptions, the estimated fair value of options granted in 1996 and 1995 was $945,220 and $174,850, respectively, and such amounts would be included in compensation expense over the vesting period of the options. Pro forma net income and earnings per share for the years ended December 31, 1996 and 1995, assuming the Company had accounted for the Plan under SFAS 123 are as follows (in thousands, except per share amounts):

                              Dec. 31, 1996  Dec. 31, 1995
     -----------------------------------------------------
     Net income:
        As reported                 $12,745         $8,426
        Pro forma                    12,264          8,381
     Net income per share:
        As reported                 $  1.11         $ 1.03
        Pro forma                      1.07           1.03

     As the provisions of SFAS 123 have not been applied to options granted prior to January 1, 1995, the resulting pro forma annual compensation cost may not be representative of that expected in future years.

A summary of stock option activity under the Plan is presented in the table and narrative below (share amounts in thousands):

                                         1996                  1995                        1994
                                 -------------------    -------------------        ---------------------
                                            Weighted               Weighted                     Weighted
                                            Average                Average                      Average
                                            Exercise               Exercise                     Exercise
                                 Shares       Price     Shares      Price          Shares        Price
     ---------------------------------------------------------------------------------------------------
     Options outstanding,
      beginning of year            503       $19.90      443       $19.28           --          $   --
     Granted                       283        28.22       65        24.11          443           19.28
     Exercised                     (33)       19.25       --           --           --              --
     Forfeited                      --           --       (5)       19.25           --              --
     ---------------------------------------------------------------------------------------------------
     Options outstanding,
      end of year                  753       $23.06      503       $19.90          443          $19.28
     ---------------------------------------------------------------------------------------------------
     Options exercisable,
      end of year                  552                    52                        16
     ---------------------------------------------------------------------------------------------------
     Weighted average per
      share fair value
      of options granted         $3.34                 $2.69

     At December 31, 1996, options for 606,000 shares are outstanding having exercise prices ranging from $19.25 to $26.00, with a weighted average exercise price of $21.31 and a weighted average contractual life of 7.70 years, of which 420,000 options are exercisable with a weighted average exercise price of $19.48. Options for 147,000 shares are also outstanding having exercise prices ranging from $28.63 to $33.25, with a weighted average exercise price of $30.27 and a weighted average contractual life of
     9.9 years, of which 132,000 options are exercisable with a weighted average exercise price of $30.45.

13.  EMPLOYEE BENEFIT PLAN

     The Company and the Subsidiaries ("Plan Sponsors") sponsor a 401(k) retirement savings plan covering substantially all employees meeting certain age and service requirements. Employees may contribute up to the lesser of 20% of their annual compensation or the annual statutory limit ($9,500 in 1996) to the plan. Plan Sponsors' contributions are made on a discretionary basis up to a maximum of 100% of the employees' contributions (currently 50% of the employee's contribution up to 3.2% of an employee's annual compensation). Total Plan Sponsor contributions were $88,000, $76,000, and $63,000 in 1996, 1995 and 1994, respectively.

14.  COMMITMENTS AND CONTINGENCIES

     As reflected in Note 8, the Company has entered into agreements for the future acquisition of land and buildings from NWI and Lichtin totaling approximately $119.6 million at December 31, 1996. In addition, the Company has agreed, subject to updating its due diligence procedures, to acquire development land totaling approximately $2.2 million. Letters of credit totaling approximately $7.2 million were issued on behalf of the Company in support of certain development, land acquisition and financing arrangements at December 31, 1996.

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

15.  SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid, net of amounts capitalized (Note 5), totaled $11,265,000 in 1996, $7,892,000 in 1995, $1,809,000 for the period from August 24, 1994 to
     December 31, 1994 and $6,568,000 for the period from January 1, 1994 to August 23, 1994.

     Significant noncash investing and financing activities were as follows:

     a. The Company's 1996 acquisitions of NWI and Lichtin included the assumption of mortgage notes payable of $104,628,000, the issuance of Units valued at $48,085,000 and the issuance of common stock valued at $7,124,000.
     b. The Company's 1995 property acquisitions included the assumption of mortgage notes payable of $39,511,000 and the application of notes receivable and deposits of $3,540,000.
     c. In conjunction with the Company's IPO in 1994, the Company acquired certain property interests subject to mortgage notes payable of $9,072,000 and in exchange for Units totaling $8,053,000.

16.  FINANCIAL INSTRUMENTS

     Based on interest rates and other pertinent information available to the Company at December 31, 1996, the Company estimates that the carrying values of cash and cash equivalents, the notes receivable from the Subsidiaries, the real estate development loans, the direct financing lease receivable, other receivables, mortgage notes payable, other liabilities and Credit Facility borrowings approximate their fair values when compared to instruments of similar type, terms and maturity.

     The estimated fair value of the Company's interest rate swap arrangements (Note 5), determined based on quoted market prices for similar financial instruments, was approximately $955,000 less than the Company's carrying value at December 31, 1996. The Company uses interest rate swaps to manage its exposure to interest rate changes on Credit Facility borrowings. Under current accounting principles and as long as the Company maintains outstanding Credit Facility borrowings at least equal to the $50,000,000 notional amounts of the interest rate swaps, the difference between the fair value and carrying amount of the arrangements are not recognized in the Company's consolidated financial statements. The Company monitors the credit quality of the financial institution which is the counterparty to its interest rate swap arrangements and does not anticipate nonperformance from the financial institution.

     Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1996. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.

17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Selected quarterly financial information for 1996 and 1995 was as follows (in thousands, except per share amounts):

     -----------------------------------------------------------------------
                                          First   Second    Third   Fourth
                                         Quarter  Quarter  Quarter  Quarter
     -----------------------------------------------------------------------
     1996
     Revenue                             $12,129  $12,379  $13,555  $15,820
     Income before minority interests      3,814    3,805    3,731    4,459
     Net income                            3,101    3,092    3,033    3,519
     Net income per share                $  0.28  $  0.28  $  0.27  $  0.28

     -----------------------------------------------------------------------
                                         First    Second   Third    Fourth
                                         Quarter  Quarter  Quarter  Quarter
     -----------------------------------------------------------------------
     1995
     Revenue                             $ 6,994  $ 7,535  $ 9,186  $11,556
     Income before minority interests      2,765    2,824    2,543    2,975
     Net income                            2,067    2,111    1,901    2,347
     Net income per share                $  0.27  $  0.28  $  0.25  $  0.24